July 31, 1996

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND VIII


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended June 30, 1996. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For  the  three  month  periods  ended  June 30, 1996  and  1995, total revenues  increased  2.1%  from  $400,533 to  $409,006  and  total  expenses decreased 2.3% from $289,733 to $283,141. Equity in income of the real estate joint venture decreased 27.4% from $28,385 to $20,615. As a result, net income increased 5.2% from $139,185 to $146,480 for the three month period ended June 30, 1996, as compared to the same period in 1995. Rental revenue increased as a result of higher unit rental rates. Occupancy levels for the Partnership's five mini-storage facilities averaged 85.5% for the three month period ended June 30, 1996, and 85.8% for the same period in 1995. The Partnership is continuing its advertising campaign to attract and keep new tenants in its various mini-storage facilities. Operating expenses decreased approximately $5,700 (2.3%) primarily as a result of lower maintenance and repair expenses. General and administrative expenses remained constant. Equity in income from the real estate joint venture decreased as a result of lower occupancy and unit rental rates which resulted in decreased rental revenue for the period and higher maintenance and repair expenses.

For the six month periods ended June 30, 1996, and 1995, total revenues decreased slightly from $821,154 to $818,421 and total expenses increased
0.4% from $594,302 to $596,856. Equity in income of the real estate joint venture decreased 21.1% from $54,475 to $42,961. As a result, net income decreased 6% from $281,327 to $264,526 for the six month period ended June 30, 1996, as compared to the same period in 1995. The revenue decrease can be attributed to a slight decrease in rental income. Operating and general and administrative expenses remained relatively constant. The reason for the decrease in equity in income from the real estate joint venture is the same as discussed above.

The General Partners will continue their policy of funding continuing improvement and maintenance of Partnership properties with cash generated from operations. The Partnership's resources appear to be adequate to meet its needs. The General Partners anticipate distributions to Limited
Partners  to  remain  at  the  current  level  for  the  foreseeable  future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VIII, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND VIII
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President